7701 Independence Avenue
Kansas City, Missouri 64125

June 25, 2024
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated March 14, 2024
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth responses to the comment received by Custom Truck One Source, Inc. (the “Company,” “we” or “our”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 28, 2024, in respect to the above referenced filing. The Staff’s comment is set forth in bold, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in our annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 10-K”).
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Loan Covenants and Compliance, page 32
1.We note from your response to prior comment 1 that Adjusted EBITDA and its related measures such as Net Leverage Ratio are material covenant terms in your 2029 Secured Notes and ABL Facility and as such, Adjusted EBITDA is material to an investor’s understanding of your financial condition and liquidity. We also note that you have updated the presentation in your Form 10-K to discuss Adjusted EBITDA only in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please address the following regarding your response and updated presentation:
• With reference to the relevant sections of your debt agreements, tell us how you determined that Adjusted EBITDA is material to an investor’s understanding of your financial condition and liquidity. For example, identify and provide your analysis of the specific terms of your debt agreements that relate to covenants based on Adjusted EBITDA that impact your ability to obtain additional debt or equity financing.
Response
In the 2023 10-K (pages 31-33), we provided disclosure regarding Adjusted EBITDA in a manner consistent with Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. C&DI 102.09 provides that Adjusted EBITDA disclosure “may be required” in MD&A when a company’s debt covenants use Adjusted EBITDA and “information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity,” in which case C&DI 102.09 specifically requires companies to consider disclosing (1) the material terms of the credit agreement including the covenant; (2) the amount or limit required for

Securities and Exchange Commission
June 25, 2024

compliance with the covenant; and (3) the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.
Consistent with C&DI 102.09, the Company determined that Adjusted EBITDA is material to an investor’s understanding of our financial condition and liquidity because Adjusted EBITDA is a material component of the debt covenants that affect the ability of our operating and financing subsidiaries to, among other things, incur additional debt, use proceeds from asset sales at our discretion, repay subordinated debt, conduct transactions with affiliates, distribute dividends to the Company and otherwise comply with the terms of the debt covenants.
In particular, our financing subsidiary, Nesco Holdings II, Inc. (defined in our 2023 10-K as “Buyer” or “Issuer”) and certain of its subsidiaries (collectively, the “Debt Group”) are part of the credit group supporting our debt under the indenture governing our 2029 Secured Notes (the “Indenture”) and the ABL Credit Agreement (the “ABL”) and, together with the Indenture, the “Debt Agreements”).
Adjusted EBITDA, as used in our Debt Agreements, is relevant to the Debt Group’s ability to:
1.incur additional indebtedness (Indenture §4.09, ABL §10.04);
2.sell certain assets without being required to reinvest proceeds or otherwise repay indebtedness (Indenture §4.10, ABL §10.02);
3.incur additional secured indebtedness or liens to secure other obligations (Indenture §4.12, ABL §10.01);
4.make restricted payments (including investments) utilizing a portion of accrued Consolidated Net Income (Indenture §4.07);
5.make other “restricted payments” (i.e. dividends, investments outside of the Debt Group, or repay subordinated debt in advance of repayment of borrowings under the Debt Agreements) (Indenture §4.08, ABL §§10.03, 10.05 and 10.07); and
6.consummate affiliate transactions (Indenture §4.11, ABL §10.06).
The Debt Group is permitted to incur additional indebtedness or issue preferred stock under the Indenture, subject to a Fixed Charge Coverage Ratio of at least 2:1 (the “Fixed Charge Coverage Debt Provision”), or a Consolidated Total Debt Ratio of less than or equal to 7:1. Similarly, the Debt Group has the ability under the ABL to incur unlimited junior debt, so long as the Secured Net Leverage Ratio does not exceed 4:1 (ABL §10.04(xxvii)).
Adjusted EBITDA is a material component of each of these ratios. For example, Fixed Charge Coverage Ratio is the ratio of Adjusted EBITDA to fixed charges including interest expense, cash dividends on preferred stock less interest income. Consolidated Total Debt Ratio in the Indenture is equivalent to Net Leverage Ratio reported in the 2023 10‑K, and is defined as Net Debt over Adjusted EBITDA.
In addition to the debt permitted pursuant to the above referenced ratios, the Debt Group’s ability to issue new debt or preferred stock could depend on capacity under certain other specified “baskets” some of which are limited to a stated percentage of Adjusted EBITDA. Furthermore, if we have drawn our revolver in excess of certain thresholds set forth in the ABL, we will need to demonstrate that the Debt Group’s Fixed Charge Coverage Ratio exceeds 1.00x.
The Debt Group’s ability to distribute dividends to the Company depends on the Fixed Charge Coverage Debt Provision (Indenture §4.07(a)(z)). The Debt Group’s ability to distribute additional dividends could depend on capacity under certain other specified baskets, some of which are limited to a stated percentage of Adjusted EBITDA.
Furthermore, the Debt Group is able to declare and pay unlimited dividends under the ABL if the Debt Group satisfies the “distribution conditions” (defined in the ABL) on a pro forma basis, which is determined by reference to the Fixed Charge Coverage Ratio. Accordingly, the Fixed Charge Coverage Ratio is a material component of our Debt Agreements. See ABL §10.03(xiii). The Debt Group is able to declare and pay unlimited dividends under the Indenture if the Debt Group satisfies a Consolidated Total Debt Ratio of no more than 5 to 1 on a pro forma basis (Indenture §4.07(b)(21)).

Securities and Exchange Commission
June 25, 2024

The MD&A Liquidity and Capital Resources disclosure in our 2023 10-K and subsequent periodic reports summarize the material restrictions in our debt covenants involving Adjusted EBITDA that are material to our investors.
The Debt Group is in compliance with the debt covenants, and is able to declare and pay dividends to the Company for the reasons discussed above. Based on our current Adjusted EBITDA, debt ratios and capital structure, no individual covenant restricts the Company’s financial condition and/or liquidity in a material way. As a result, the Company does not currently discuss the additional details of any individual covenant in accordance with C&DI 102.09, including the amount or limit required for compliance with a covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company’s financial condition or liquidity. To the extent applicable, we will include such disclosure in future filings as and when consistent with C&DI 102.09, based on the relevant circumstances at the time of such future filings.

• As it does not appear that Adjusted EBITDA was presented as part of Liquidity and Capital Resources in your Form 10-K for the fiscal year ended December 31, 2022, explain how you determined that the disclosure of Adjusted EBITDA as a material item affecting your liquidity was necessary for your Form 10-K for the fiscal year ended December 31, 2023, but not for the prior fiscal year.
Response
The Company disclosed Adjusted EBITDA in its filings prior to the 2023 10-K for the dual purposes of evaluating the Company’s performance and its ability to comply with debt covenants. In the MD&A of prior filings, the Company disclosed that Adjusted EBITDA is “a non-GAAP financial performance measure that the Company uses to monitor its results of operations and to measure performance against debt covenants” (emphasis added).
Having disclosed Adjusted EBITDA as part of the Results of Operations narrative in MD&A, the Company avoided unnecessary duplication of that information in the Liquidity and Capital Resources section in a manner consistent with the Commission’s guidance on MD&A. See Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003), at §§ I.B., I.C. and III.B (requiring MD&A to “avoid unnecessary duplication . . . that is not required and does not promote understanding of a company’s overall financial condition and operating performance”); see also id. (requiring MD&A to “avoid the unnecessary information overload for investors that can result from disclosure of information that . . . does not promote understanding” and to “de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding”).
While the Company continues to believe that Adjusted EBITDA fully complies with Rule 100(b) of Regulation G, the Company discontinued its disclosure of Adjusted EBITDA as part of the Results of Operations narrative in the 2023 10-K MD&A in light of the Company’s ongoing conversations with the Staff regarding the use of Adjusted EBITDA as a performance measure. Following this change, the Company reassessed, which it does regularly, its determination of the materiality of Adjusted EBITDA to the Company’s liquidity and capital resources based on SEC guidance on materiality in the context of MD&A disclosure. In that regard, the Company is mindful that “[t]he probability/magnitude test for materiality . . . is inapposite” to MD&A:
“MD&A mandates disclosure of specified forward-looking information, and specifies its own standards for disclosure—i.e., reasonably likely to have a material effect. The specific standard governs the circumstances in which Item 303 requires disclosure. The probability/magnitude test for materiality approved by the Supreme Court in Basic v. Levinson, 108 S.Ct. 978 (1988), is inapposite to Item 303 disclosure.”
See Interpretive Release: Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33‑6835, at n.27 (May 18, 1989); see also Release No. 33-8350 at n.6.
Based on the reassessment, the Company determined that disclosure of Adjusted EBITDA is required to provide investors with an understanding of the potential effect of Adjusted EBITDA on the Company’s long-term liquidity and capital resources. Moreover, inclusion of that disclosure in the liquidity narrative is no longer unnecessarily duplicative as a result of the discontinued disclosure of Adjusted EBITDA in the Company’s Results of Operations narrative.

Securities and Exchange Commission
June 25, 2024

• Disclosure in your Form 10-K states that covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA, or upon multiple pro forma measures. As you state on page 24 of your Form 10-K that you “have never declared or paid, and do not anticipate declaring or paying, any cash dividends on [y]our shares of common stock in the foreseeable future,” tell us how you determined that disclosure of Adjusted EBITDA in the context of covenants related to the payment of dividends and making distributions is material to investors.
Response
In determining materiality, the Company has applied longstanding SEC guidance on materiality determinations for purposes of MD&A disclosure, and the Company respectfully advises the Staff that the covenants in the Company’s Debt Agreements apply to the Debt Group, which includes the Company’s financing subsidiary, Nesco Holdings II, Inc., and its restricted subsidiaries. The covenants do not apply to the Company, which is the indirect parent of Nesco Holdings II, Inc. and is not part of the Debt Group.
The covenants indirectly affect the potential long-term liquidity of the Company by limiting its subsidiaries’ ability to distribute dividends to the Company. The covenants do not otherwise directly restrict the Company’s ability to distribute dividends to its stockholders, however, because the Company is not a party to the Debt Agreements.
Adjusted EBITDA in the context of covenants related to dividends and distributions is reasonably likely to have a material effect on the Company’s long-term liquidity and is therefore required disclosure for MD&A purposes. This disclosure provides useful information to investors for their understanding of the long-term potential availability of, and the Company’s flexibility to use, liquidity distributed from subsidiaries, including for shareholder return programs. At the same time, our disclosure that “we have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our shares of common stock in the foreseeable future” accurately reflects the Company’s history of, and current plan for, cash dividends.
The Company made the two statements identified by the Staff in different contexts, for different purposes and subject to different disclosure standards. Compare Item 303(c)(1) of Regulation S-K (governing MD&A liquidity disclosure and requiring disclosure of long-term liquidity subject to “its own standards for disclosure—i.e., reasonably likely to have a material effect”) with Item 201(c)(2) of Regulation S‑K (governing dividend policy and encouraging registrants to disclose “their intention to pay cash dividends in the foreseeable future and, if no such intention exists, to make a statement of that fact in the filing”).
The 2023 10-K states: “The ABL Facility contains customary negative covenants for transactions of this type, including covenants that, among other things, limit Buyer’s and its restricted subsidiaries’ ability to: incur additional indebtedness; pay dividends.” Similarly, the 2023 10-K states: “The Indenture contains covenants that limit the Issuer’s (and certain of its subsidiaries’) ability to, among other things: (i) incur additional debt or issue certain preferred stock.” Buyer and Issuer in the 2023 10-K are defined as Nesco Holdings II, Inc., our financing subsidiary.
• As your response also states that you present Adjusted EBITDA “to facilitate a supplemental understanding of the Company’s operational performance,” clarify the purposes for which Adjusted EBITDA is presented in your Form 10-K and explain how that aligns with the disclosure you have provided.
Response
As discussed above, while the Company continues to believe that Adjusted EBITDA fully complies with Rule 100(b) of Regulation G, the Company discontinued the presentation of Adjusted EBITDA from the Results of Operations section of its MD&A due to the ongoing conversations with the Staff on the use of Adjusted EBITDA as a performance measure, and following such change, the Company determined that Adjusted EBITDA is required disclosure in the Liquidity and Capital Resources section of its 2023 10-K and subsequent filings.
In addition, the Company respectfully submits that its presentation of Adjusted EBITDA fully complies with Rule 100(b) of Regulation G, and its use of Adjusted EBITDA as a performance measure does not have the effect of changing the fundamental recognition and measurement principles required to be applied under GAAP.
Given the importance of Adjusted EBITDA to investors and to the Company internally in evaluating its performance, including its equipment rental business, the Company respectfully requests that the Staff confirm its non-objection to the Company’s continued presentation of Adjusted EBITDA as a performance measure to “facilitate a supplemental understanding of the Company’s operational performance,” as described in the Company’s previous response.

Securities and Exchange Commission
June 25, 2024

*************

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer